Incolo Video Description

- Anya or Will - North Carolina and the Southeast are exploding with entrepreneurial talent. We help you build, scale, exit, and access your community in new and exciting ways.
- Will - I started Incolo (formerly CrowdfundNC) with the assumption founders needed a platform to raise capital from their community...one where the community could own a piece of companies in their backyard. But after 150+ interactions with founders and partners we realized there was an even bigger opportunity to catalyze community changing capital, so we pulled off 2 acquisitions on New Year's Eve to create a one-of-a-kind startup platform by founders for founders.
- As an investor and entrepreneur who's done everything from raised millions in capital, to building black box tech ...I'm finally able to create a pathway for founders that will serve all...
- People are flocking to private markets where there are far more returns possible than public markets, thanks to funding innovations made available in the last 5 years.
- Dez / Mac - Why combined vision with The FENX
- Ryan talking about why he combined visions from boon, Inc. with LiveVested, LLC
- (Video overlay from road trip) we're cultivating a community...one where the rewards of capitalism are shared more broadly with those who help the entrepreneurs creating value...from the places we are gathering again at...to ones creating drinks we enjoy, founders changing how we connect...to those saving lives...and entrepreneurs helping community rebuild
- We have created a startup platform for all entrepreneurs. One that removes the barriers of access to capital and resources...demystifies the founder journey while creating a community that authentically holds each other accountable. We're cultivating an unprecedented ability for communities to be (co)invested and now want to provide you access. We invite you to join us as an investor in Incolo and forever change the way local communities do business.